

Mail Stop 3561

March 9, 2018

Via E-mail
Dusan Konc
President and Chief Executive Officer
Vado Corp.
Dlhá 816/9
Nitra, Slovakia 94901

      **Re: Vado Corp.
             Amendment No. 1 to
             Registration Statement on Form S-1
             Filed March 5, 2018
             File No. 333-222593**

Dear Mr. Konc:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2018 letter

Future Sales by Existing Stockholders, page 24

1.   It remains unclear from your response to prior comment 6 how you concluded you are not a shell company, as defined in Securities Act Rule 405, as you state in your response that you plan to commence operations; therefore, it appears you have not yet commenced operations. Please provide an expanded analysis of how you determined that your shareholders may rely on Rule 144 to resell securities, or revise your disclosure, as applicable to clearly reflect that you are a shell company and the impact that has upon the availability of Rule 144.

Please contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Robert J. Zepfel, Esq.
         Haddan & Zepfel LLP